Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ 2014 third-quarter
Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE

Kinross reports 2014 third-quarter results
Cost guidance lowered on strong performance year-to-date
All-in sustaining cost per ounce down 15% year-over-year
$100 million of cash added to the balance sheet in first nine months of the year

Toronto, Ontario – November 5, 2014 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third quarter ended September 30, 2014.
(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Highlights:

●	Production1: 693,818 gold equivalent ounces (Au eq. oz.), compared with 680,580 ounces in Q3 2013.

●	Revenue: $945.7 million, compared with $876.3 million in Q3 2013.

●	Production cost of sales2: $698 per Au eq. oz., compared with $740 in Q3 2013.

●	All-in sustaining cost2: $919 per Au eq. oz. sold, compared with $1,082 in Q3 2013. All-in sustaining cost per Au oz. sold on a by-product basis was $911 in Q3 2014, compared with $1,069 in Q3 2013.

●	Adjusted operating cash flow2: $312.0 million, or $0.27 per share, compared with $256.4 million, or $0.22 per share, in Q3 2013.

●	Adjusted net earnings2,3: $70.1 million, or $0.06 per share, compared with $54.4 million, or $0.05 per share, in Q3 2013.

●	Reported net loss/earnings3: Loss of $4.3 million, or $0.00 per share, compared with earnings of $46.9 million, or $0.04 per share, in Q3 2013.

●	Average realized gold price: $1,268 per Au oz., compared with $1,331 per Au oz. in Q3 2013.

●	2014 Outlook:

o	Lowers guidance range for production cost of sales per Au eq. oz. sold to $720-$750, from $730-$780

o	Expects to be at the high end of a narrowed production guidance range of 2.6-2.7 million Au eq. oz., from previous guidance range of 2.5-2.7 million Au eq. oz.

o	Narrows guidance range downward for all-in sustaining cost per Au eq. oz. sold to $950-$990, from $950-$1,050

o	Lowers guidance for capital expenditures from $675 million to a range of $630-$650 million

o	Expects to end the year below guidance of $205 million for overhead (G&A and business development)

●
Sale of Fruta del Norte: On October 21, 2014, Kinross announced that it entered into an agreement to sell its interest in Aurelian Resources Inc. and the Fruta del Norte project in Ecuador to Fortress Minerals Corp. for $240 million in cash and shares.

CEO Commentary
J. Paul Rollinson, CEO, made the following comments in relation to 2014 third-quarter results:

“In Q3, Kinross made further significant gains in reducing costs. The Company is lowering its 2014 production cost of sales guidance and is revising down other key cost metrics as a result of successful cost reduction initiatives at several mines, continued discipline in capital spending and the addition of low cost ounces from our newest mine, Dvoinoye.

“The combination of declining costs and strong production in Q3 – including record production at Paracatu and Maricunga – resulted in a 22% year-over-year increase in adjusted operating cash flow, despite a lower gold price. In the first nine months of the year, the Company has added $100 million in cash to the balance sheet.

“With Kinross’ recently announced agreement to sell its interests in Ecuador for $240 million in cash and Fortress Minerals shares, we continue to strengthen our balance sheet and focus on strategic priorities and growth opportunities.”

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.
2 These figures are non-GAAP financial measures and are defined and reconciled on pages 12 to 16 of this news release.
3 Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

		Three months ended		Nine months ended
		September 30,		September 30,
	(in millions, except ounces, per share amounts, and per ounce amounts)	2014	2013	2014	2013
	Operating Highlights from Continuing Operations
	Total gold equivalent ounces(a)
	Produced(c)	701,088	687,581	2,059,398	2,004,827
	Sold(c)	746,425	658,055	2,084,668	2,005,793

	Attributable gold equivalent ounces(a)
	Produced(c)	693,818	680,580	2,038,339	1,984,858
	Sold(c)	739,095	651,104	2,063,860	1,985,857

	Financial Highlights from Continuing Operations
	Metal sales	$945.7	$876.3	$2,675.0	$2,902.4
	Production cost of sales	$520.1	$486.8	$1,502.0	$1,476.0
	Depreciation, depletion and amortization	$233.8	$184.3	$645.5	$622.1
	Impairment charges	$-	$-	$-	$2,433.1
	Operating earnings (loss)	$112.6	$101.9	$274.2	$(1,929.1)
	Net earnings (loss) attributable to common shareholders	$(4.3)	$46.9	$73.5	$(2,272.6)
	Basic earnings (loss) per share attributable to common shareholders	$-	$0.04	$0.06	$(1.99)
	Diluted earnings (loss) per share attributable to common shareholders	$-	$0.04	$0.06	$(1.99)
	Adjusted net earnings attributable to common shareholders(b)	$70.1	$54.4	$137.1	$346.3
	Adjusted net earnings per share(b)	$0.06	$0.05	$0.12	$0.30
	Net cash flow provided from operating activities	$304.5	$137.7	$678.9	$609.4
	Adjusted operating cash flow(b)	$312.0	$256.4	$779.3	$926.8
	Adjusted operating cash flow per share(b)	$0.27	$0.22	$0.68	$0.81
	Average realized gold price per ounce	$1,268	$1,331	$1,283	$1,448
	Consolidated production cost of sales per equivalent ounce(c) sold(b)	$697	$740	$720	$736
	Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$698	$740	$722	$736
	Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$685	$709	$706	$693
	Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$911	$1,069	$954	$1,027
	Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$919	$1,082	$963	$1,050
	Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$982	$1,333	$1,043	$1,333
	Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$989	$1,334	$1,050	$1,339

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages12 to 16 of this news release.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2014 was 64.89:1, compared with 62.21:1 for the third quarter of 2013 and for the first nine months of 2014 was 64.54:1, compared with 58.69:1 for the first nine months of 2013.

The following operating and financial results are based on third-quarter 2014 gold equivalent production from continuing operations. Production and cost measures are on an attributable basis:

Production: Kinross produced 693,818 attributable Au eq. oz. in the third quarter of 2014, an increase over the third quarter of 2013, due mainly to increased production at Maricunga and the processing of higher grade ore from Dvoinoye, offset by the suspension of mining at La Coipa in October 2013.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $698 for the third quarter of 2014, compared with $740 for the third quarter of 2013, a $42 decrease attributed to the timing of sales of lower-cost gold ounces from Russia and continued cost reduction efforts across the Company. Production cost of sales per Au oz. on a by-product basis2 was $685 in Q3 2014, compared with $709 in Q3 2013, based on Q3 2014 attributable gold sales of 721,140 ounces and attributable silver sales of 1,165,075 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased $163, or 15%, to $919 in Q3 2014, compared with $1,082 in Q3 2013, primarily due to reductions in sustaining capital, and exploration and business development expenditures, and an increase in gold equivalent ounces sold.

All-in sustaining cost per Au oz. sold on a by-product basis2 was $911 in Q3 2014, compared with $1,069 in Q3 2013.

p. 2 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Revenue: Revenue from metal sales was $945.7 million in the third quarter of 2014, compared with $876.3 million during the same period in 2013. The increase was due mainly to higher gold equivalent ounces sold from Russia due to timing of shipments and production from Dvoinoye.

Average realized gold price: The average realized gold price was $1,268 per ounce in Q3 2014, compared with $1,331 per ounce in Q3 2013.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $570 for the third quarter of 2014, compared with the Q3 2013 margin of $591 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 was $312.0 million for the third quarter of 2014, or $0.27 per share, compared with $256.4 million, or $0.22 per share, for Q3 2013.

Earnings: Adjusted net earnings2,3 were $70.1 million, or $0.06 per share, for Q3 2014, compared with adjusted earnings of $54.4 million, or $0.05 per share, for Q3 2013, due mainly to an increase in gold sales.

Reported net loss3 was $4.3 million, or $0.00 per share, for Q3 2014, compared with earnings of $46.9 million, or $0.04 per share, in Q3 2013, due mainly to higher deferred non-cash income tax expense in Chile resulting from changes to Chilean tax law, offset by higher revenue.

Capital expenditures: Capital expenditures decreased to $153.5 million for Q3 2014, compared with $300.8 million for the same period last year, due mainly to lower spending at Tasiast and Fort Knox.

Operating results
Mine-by-mine summaries for third-quarter 2014 operating results may be found on pages seven and eight of this news release. Highlights include the following:

Americas

The region is on track to reach the high end of its 2014 production guidance (1.33-1.43 million Au eq. oz.) and the low end of its production cost of sales guidance ($780-$840 per Au eq. oz.) for the year. At Paracatu, higher grades and recovery from processing a higher percentage of B2 ore resulted in record quarterly production of 136,078 Au eq. oz., outperforming the previous record output in Q3 2013. Production cost of sales declined for the third consecutive quarter to $776 per ounce as a result of lower mining costs and higher ounces sold. Maricunga’s production increased 82% year-over-year to a record 69,279 Au eq. oz., in what is normally a challenging winter period, due to improvements to the crushing plant and enhanced management of the heap leach and ADR plant. Production cost of sales per ounce, as a result, declined 36% compared with Q3 2013.

At Fort Knox, production was higher compared with the previous quarter due to the expected seasonal increase of heap leach processing. Production cost of sales per ounce was lower compared with Q2 2014, but higher year-over-year due to higher operating waste and lower mill grades. At Kettle River Buckhorn, production was lower compared with the previous quarter and year-over-year due to anticipated lower grades. Production increased slightly at Round Mountain year-over-year and quarter-over-quarter, while production cost of sales per ounce declined compared with both periods.

As previously announced, mill operations at Round Mountain have been temporarily suspended as of October 1, 2014, following a fire in the mill building. Mill repairs have commenced and the mill is expected to be re-commissioned in March 2015 with costs expected to be almost entirely covered by insurance. Production continues uninterrupted from the mine’s heap leach facilities, which account for approximately 75% of production. The Company expects no material impact on the region’s 2014 production guidance from the temporary suspension of mill operations.

4Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Russia

The Company is increasing the region’s 2014 guidance range for production to 710,000-750,000 Au eq. oz. from 690,000-730,000 Au eq. oz. and is lowering its production cost of sales guidance range to $520-$550 per Au eq. oz. from $560-$590 per Au eq. oz. as strong performance from the combined Kupol and Dvoinoye operation continued in Q3. Gold grades at the combined operation increased by 17% compared with Q3 2013 due to the processing of higher grade ore from Dvoinoye, which was partially offset by the anticipated decline in grades at Kupol. Approximately 83,500 Au eq. oz. were produced from processing Dvoinoye ore in the expanded Kupol mill during Q3, a slight increase compared with the previous quarter. Production cost of sales per ounce decreased compared with the previous quarter due mainly to increased ounces sold from Dvoinoye. Production cost of sales per ounce decreased year-over-year due mainly to higher grades.

West Africa

The region remains on target to meet its 2014 production guidance range (480,000-540,000 Au eq. oz.) while its production cost of sales guidance range is being lowered to $790-$830 per Au eq. oz. from $810-$880 per Au eq. oz. Regional production was higher compared with the previous quarter due to improved Chirano production, as mill repairs that were completed in Q2 2014 increased throughput. Production cost of sales per ounce at the mine decreased to $539 per ounce, a 29% reduction year-over-year, as a result of the successful transition to self-perform mining in both the underground and open pit operations.

At Tasiast, quarter-over-quarter production was down slightly due to lower mill throughput while year-over-year production improved 18% primarily due to higher mill grades. Production cost of sales per ounce decreased slightly quarter-over-quarter, and 16% compared with Q3 2013, as a result of less tonnes mined, higher grades and continuous improvement programs.

Outlook
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 17 of this news release.

Kinross expects to come in at the high end of its narrowed 2014 production forecast of 2.6-2.7 million Au eq. oz., from its previous range of 2.5-2.7 million Au eq. oz.

As a result of successful cost reduction initiatives, the Company is lowering its 2014 guidance range for production cost of sales per Au eq. oz. sold to $720-$750 from its previous range of $730-$780, and is narrowing downward its guidance range for all-in sustaining cost per Au eq. oz. sold to $950-$990 from its previous range of $950-$1,050.

The Company is lowering its guidance for capital expenditures from $675 million to a range of $630-$650 million and expects to come in below its 2014 guidance of $205 million for overhead (G&A and business development).

Kinross is on track to meet its 2014 exploration expenditures forecast of $90 million, which includes $5 million in capitalized exploration.

Tasiast expansion project update

Kinross continues to pursue a number of opportunities to further enhance the viability of a potential expansion at Tasiast. The project execution plan is being further defined and de-risked; bidders’ lists are being expanded and commercial terms are being solicited for key contracts, including for pre-assembly and pre-cast packages as well as for key equipment packages. The optimization of the project’s construction scope was largely completed in the third quarter, with no material changes compared to the feasibility study. As part of the Company’s annual process, the mine plan is also being updated to reflect current operating experience.

p. 4 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Progress continues on securing project financing, with a site visit and a series of meetings held in October between the Company and potential multilateral lenders. The Company will make a decision on whether to proceed with the mill expansion in 2015.

La Coipa Phase 7 update

Kinross has initiated a pre-feasibility study (PFS) to explore potential re-start options at La Coipa, which is expected to be completed during the third quarter of 2015. Kinross is also conducting a scoping study that focuses on processing options for known near-surface sulfide mineralization in the district. Exploration continues at La Coipa, with the assessment of some attractive opportunities to extend the mine life beyond what the PFS will contemplate.

Fruta del Norte sale

On October 21, 2014, Kinross announced that it entered into an agreement with Fortress Minerals Corp., a member of the Lundin Group of Companies, to sell all of its interest in Aurelian Resources Inc. and the Fruta del Norte (FDN) project in Ecuador for $240 million in cash and shares.

Kinross will receive $100 million to $190 million in cash, depending on the net proceeds from Fortress’ announced equity financing, of which affiliates of the Lundin Family Trust have committed up to $100 million. The balance of the purchase price will be paid in Fortress shares.

The transaction is expected to be completed by mid-December 2014, subject to certain conditions, including Fortress shareholder and stock exchange approval, the granting by the Ecuadorian Government of an 18-month extension period from transaction closing to provide time for Fortress to carry out additional project feasibility work and development negotiations, the approval by the Ecuadorian Attorney General of bilateral agreements between Kinross, Fortress and the Ecuadorian Government, and certain of their wholly-owned subsidiaries, and other customary conditions for a transaction of this nature.

Liquidity

As of September 30, 2014, Kinross had cash and cash equivalents of $835.9 million, an increase of $101.4 million from the balance at December 31, 2013, primarily due to higher operating cash flows of $678.9 million for the first nine months of 2014.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, November 6, 2014 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

p. 5 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

This release should be read in conjunction with Kinross’ 2014 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited 2014 third-quarter Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell
Director, Corporate Communications
phone: 647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

p. 6 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of Operations

Three months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales($millions)		Production cost of sales/equivalent ounce sold
	2014	2013	2014	2013	2014	2013	2014	2013

Fort Knox	104,815	122,037	110,187	119,835	$88.5	$66.5	$803	$555
Round Mountain	44,764	42,073	45,540	40,042	35.9	32.5	788	812
Kettle River - Buckhorn	32,175	34,601	33,783	34,876	22.6	21.0	669	602
Paracatu	136,078	135,548	136,233	140,333	105.7	108.1	776	770
La Coipa	-	43,702	-	45,340	-	34.3	-	757
Maricunga	69,279	38,126	68,434	37,800	60.3	51.7	881	1,368
Americas Total	387,111	416,087	394,177	418,226	313.0	314.1	794	751

Kupol	180,838	150,433	216,225	120,865	106.6	62.2	493	515
Russia Total	180,838	150,433	216,225	120,865	106.6	62.2	493	515

Tasiast	60,438	51,051	62,727	49,455	61.0	57.4	972	1,161
Chirano (100%)	72,701	70,010	73,296	69,509	39.5	53.1	539	764
West Africa Total	133,139	121,061	136,023	118,964	100.5	110.5	739	929

Operations Total	701,088	687,581	746,425	658,055	520.1	486.8	697	740
Less Chirano non-controlling interest (10%)	(7,270)	(7,001)	(7,330)	(6,951)	(3.9)	(5.3)
Attributable Total	693,818	680,580	739,095	651,104	$516.2	$481.5	$698	$740

Nine months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales($millions)		Production cost of sales/equivalent ounce sold
	2014	2013	2014	2013	2014	2013	2014	2013

Fort Knox	279,719	318,029	308,836	336,867	$224.4	$189.3	$727	$562
Round Mountain	132,093	122,510	129,308	121,873	110.1	98.7	851	810
Kettle River - Buckhorn	98,647	119,515	98,413	120,564	63.9	64.1	649	532
Paracatu	387,492	375,686	384,336	380,604	320.4	311.4	834	818
La Coipa	-	145,668	1,365	149,156	1.7	110.6	1,245	742
Maricunga	186,298	142,220	188,624	147,754	175.1	170.8	928	1,156
Americas Total	1,084,249	1,223,628	1,110,882	1,256,818	895.6	944.9	806	752

Kupol	567,351	396,659	571,276	369,291	287.9	193.0	504	523
Russia Total	567,351	396,659	571,276	369,291	287.9	193.0	504	523

Tasiast	197,208	184,855	194,432	180,325	195.0	184.2	1,003	1,021
Chirano (100%)	210,590	199,685	208,078	199,359	123.5	153.9	594	772
West Africa Total	407,798	384,540	402,510	379,684	318.5	338.1	791	890

Operations Total	2,059,398	2,004,827	2,084,668	2,005,793	1,502.0	1,476.0	720	736
Less Chirano non-controlling interest (10%)	(21,059)	(19,969)	(20,808)	(19,936)	(12.3)	(15.4)
Attributable Total	2,038,339	1,984,858	2,063,860	1,985,857	$1,489.7	$1,460.6	$722	$736

p. 7 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (6)	Gold Eq Sales (6)	Production cost of sales	Production cost of sales/oz	Cap Ex (8)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q3 2014	100	2,537	3,491	7,638	0.62	0.30	86%	104,815	110,187	$ 88.5	$ 803	$ 11.1	$ 31.8
		Q2 2014	100	3,241	3,479	6,638	0.50	0.29	84%	91,316	85,938	71.7	834	26.0	30.7
		Q1 2014	100	3,655	3,307	2,790	0.66	0.27	84%	83,588	112,711	64.2	570	29.7	28.5
		Q4 2013	100	4,659	3,169	8,624	0.86	0.28	84%	103,612	79,236	47.3	597	28.8	21.2
		Q3 2013	100	4,566	3,374	10,330	0.76	0.28	84%	122,037	119,835	66.5	555	29.2	30.0
	Round Mountain	Q3 2014	50	6,265	1,010	5,956	0.91	0.35	61%	44,764	45,540	35.9	788	13.0	5.6
		Q2 2014	50	6,475	1,008	5,258	0.91	0.37	63%	42,275	42,378	36.9	871	8.3	5.0
		Q1 2014	50	6,670	910	5,466	1.02	0.32	82%	45,054	41,390	37.3	901	6.6	4.6
		Q4 2013	50	5,130	1,025	4,128	0.86	0.36	58%	40,316	39,963	36.6	916	23.9	5.4
		Q3 2013	50	3,974	982	3,090	0.67	0.33	66%	42,073	40,042	32.5	812	15.7	2.8
	Kettle River- Buckhorn	Q3 2014	100	81	93	-	9.78	-	95%	32,175	33,783	22.6	669	2.7	14.1
		Q2 2014	100	78	95	-	11.96	-	94%	40,555	38,801	24.9	642	1.0	15.6
		Q1 2014	100	97	102	-	10.93	-	92%	25,917	25,829	16.4	635	1.6	9.7
		Q4 2013	100	91	86	-	13.10	-	94%	30,642	30,995	19.0	613	3.2	12.8
		Q3 2013	100	89	91	-	12.50	-	95%	34,601	34,876	21.0	602	3.1	14.8
	Paracatu	Q3 2014	100	12,898	12,635	-	0.44	-	77%	136,078	136,233	105.7	776	31.6	41.1
		Q2 2014	100	13,332	12,167	-	0.42	-	75%	124,329	132,327	114.6	866	14.5	40.5
		Q1 2014	100	16,083	15,047	-	0.35	-	68%	127,085	115,776	100.1	865	16.8	33.9
		Q4 2013	100	14,024	13,874	-	0.37	-	76%	124,694	127,349	113.5	891	70.1	30.2
		Q3 2013	100	14,600	14,306	-	0.39	-	76%	135,548	140,333	108.1	770	39.9	27.6
	La Coipa (3)(9)	Q3 2014	100	-	-	-	-	-	0%	-	-	-	-	2.5	-
		Q2 2014	100	-	-	-	-	-	0%	-	21	0.1	nm	0.1	-
		Q1 2014	100	-	-	-	-	-	0%	-	1,344	1.6	1,190	0.4	0.1
		Q4 2013	100	107	421	-	0.93	-	72%	16,737	25,392	31.6	1,244	6.2	18.9
		Q3 2013	100	577	1,373	-	0.80	-	86%	43,702	45,340	34.3	757	1.1	25.7
	Maricunga (9)	Q3 2014	100	4,328	-	4,174	-	0.77	nm	69,279	68,434	60.3	881	6.2	6.7
		Q2 2014	100	3,854	-	3,792	-	0.77	nm	64,290	64,333	56.2	874	11.4	11.5
		Q1 2014	100	4,491	-	3,860	-	0.74	nm	52,729	55,857	58.6	1,049	9.4	4.6
		Q4 2013	100	5,780	-	4,107	-	0.68	nm	45,595	44,783	54.5	1,217	26.0	14.9
		Q3 2013	100	4,197	-	3,431	-	0.63	nm	38,126	37,800	51.7	1,368	5.3	11.7
Russia	Kupol (4)(5)(7)	Q3 2014	100	428	417	-	13.28	-	95%	180,838	216,225	106.6	493	23.4	75.0
		Q2 2014	100	437	419	-	13.77	-	95%	195,275	216,765	114.8	530	15.7	58.7
		Q1 2014	100	440	409	-	13.81	-	94%	191,238	138,286	66.5	481	39.5	56.4
		Q4 2013	100	457	424	-	11.35	-	92%	153,529	200,141	95.6	478	29.2	39.2
		Q3 2013	100	379	377	-	11.37	-	94%	150,433	120,865	62.2	515	30.0	20.7
West Africa	Tasiast	Q3 2014	100	3,445	615	2,303	2.27	0.70	93%	60,438	62,727	61.0	972	44.5	15.9
		Q2 2014	100	4,643	663	2,297	2.04	0.62	89%	65,099	65,319	66.5	1,018	25.8	15.1
		Q1 2014	100	7,333	659	2,289	2.15	0.63	89%	71,671	66,386	67.5	1,017	51.3	15.9
		Q4 2013	100	9,189	636	3,197	2.21	0.56	92%	62,963	64,629	72.5	1,122	105.6	20.4
		Q3 2013	100	6,218	577	3,197	1.83	0.46	93%	51,051	49,455	57.4	1,161	161.8	11.7
	Chirano - 100%	Q3 2014	90	787	829	-	2.95	-	93%	72,701	73,296	39.5	539	12.0	41.0
		Q2 2014	90	666	615	-	3.42	-	92%	62,991	63,724	40.2	631	9.0	35.5
		Q1 2014	90	902	817	-	3.06	-	92%	74,898	71,058	43.8	616	10.7	40.5
		Q4 2013	90	970	861	-	2.95	-	94%	75,717	78,812	57.8	733	29.2	41.4
		Q3 2013	90	985	829	-	2.65	-	95%	70,010	69,509	53.1	764	11.6	37.2
	Chirano - 90%	Q3 2014	90	787	829	-	2.95	-	93%	65,431	65,966	35.6	539	10.8	36.9
		Q2 2014	90	666	615	-	3.42	-	92%	56,692	57,352	36.2	631	8.1	32.0
		Q1 2014	90	902	817	-	3.06	-	92%	67,408	63,952	39.4	616	9.6	36.5
		Q4 2013	90	970	861	-	2.95	-	94%	68,146	70,931	52.0	733	26.3	37.3
		Q3 2013	90	985	829	-	2.65	-	95%	63,009	62,558	47.8	764	10.4	33.5

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)	La Coipa silver grade and recovery were as follows: Q3 (2014) nil, nil; Q2 (2014) nil, nil; Q1 (2014) nil, nil; Q4 (2013) 34.94 g/t, 58%; Q3 (2013) 32.03 g/t, 60%.
(4)	The Kupol segment includes the Kupol and Dvoinoye mines.
(5)	Kupol silver grade and recovery were as follows: Q3 (2014) 83.94 g/t, 88%; Q2 (2014) 88.79 g/t, 84%; Q1 (2014) 106.4 g/t, 84%; Q4 (2013) 131.91 g/t, 92%; Q3 (2013) 136.33 g/t, 86%.
(6)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2014: 64.89:1, Q2 2014: 65.67:1, Q1 2014: 63.15:1, Q4 2013: 61.18:1, Q3 2013: 62.21:1.

(7)
Dvoinoye ore processed and grade were as follows: Q3 (2014) 100,948 tonnes, 25.94 g/t; Q2 (2014) 91,204 tonnes, 28.68 g/t; Q1 (2014) 85,242 tonnes, 30.5 g/t; Q4 (2013) 26,743 tonnes, 28.15 g/t; Q3 (2013) 13,000 tonnes, 30.03 g/t.

(8)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(9)	“nm” means not meaningful

p. 8 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited, expressed in millions of United States dollars, except share amounts)

	As at
	September 30,	December 31,
	2014	2013

Assets
Current assets
Cash and cash equivalents	$835.9	$734.5
Restricted cash	43.1	59.0
Accounts receivable and other assets	365.8	284.3
Inventories	1,258.0	1,322.9
Unrealized fair value of derivative assets	0.2	5.1
	2,503.2	2,405.8
Non-current assets
Property, plant and equipment	6,368.9	6,582.7
Goodwill	308.0	308.0
Long-term investments	18.0	20.4
Investments in associate and joint venture	313.7	315.2
Unrealized fair value of derivative assets	-	0.6
Deferred charges and other long-term assets	504.8	490.5
Deferred tax assets	94.6	163.5
Total assets	$10,111.2	$10,286.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$427.0	$544.5
Current tax payable	20.8	27.0
Current portion of long-term debt	60.0	60.0
Current portion of provisions	24.2	40.1
Current portion of unrealized fair value of derivative liabilities	32.7	41.3
	564.7	712.9
Non-current liabilities
Long-term debt	1,997.1	2,059.6
Provisions	703.8	683.9
Unrealized fair value of derivative liabilities	4.9	14.0
Other long-term liabilities	144.7	192.7
Deferred tax liabilities	529.1	533.7
Total liabilities	3,944.3	4,196.8

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,591.1	$14,737.1
Contributed surplus	231.9	84.5
Accumulated deficit	(8,702.5)	(8,771.1)
Accumulated other comprehensive income (loss)	(28.8)	(36.5)
Total common shareholders’ equity	6,091.7	6,014.0
Non-controlling interest	75.2	75.9
Total equity	6,166.9	6,089.9
Total liabilities and equity	$10,111.2	$10,286.7

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,144,511,315	1,143,428,055

p. 9 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited, expressed in millions of United States dollars, except per share and share amounts)

	Three months ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Revenue
Metal sales	$945.7	$876.3	$2,675.0	$2,902.4

Cost of sales
Production cost of sales	520.1	486.8	1,502.0	1,476.0
Depreciation, depletion and amortization	233.8	184.3	645.5	622.1
Impairment charges	-	-	-	2,433.1
Total cost of sales	753.9	671.1	2,147.5	4,531.2
Gross profit (loss)	191.8	205.2	527.5	(1,628.8)
Other operating expense	13.2	21.6	46.2	55.0
Exploration and business development	27.8	39.1	79.5	120.8
General and administrative	38.2	42.6	127.6	124.5
Operating earnings (loss)	112.6	101.9	274.2	(1,929.1)
Other income (expense) - net	(4.9)	6.0	(12.2)	(245.7)
Equity in earnings (losses) of associate and joint venture	(2.3)	-	(4.3)	(3.1)
Finance income	2.5	1.7	8.3	6.0
Finance expense	(19.9)	(8.2)	(52.6)	(25.9)
Earnings (loss) before tax	88.0	101.4	213.4	(2,197.8)
Income tax expense - net	(92.3)	(54.8)	(140.6)	(74.0)
Earnings (loss) from continuing operations after tax	(4.3)	46.6	72.8	(2,271.8)
Loss from discontinued operations after tax	(0.8)	(5.0)	(4.9)	(728.0)
Net earnings (loss)	$(5.1)	$41.6	$67.9	$(2,999.8)

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$(0.3)	$(0.7)	$0.8
Common shareholders	$(4.3)	$46.9	$73.5	$(2,272.6)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$(0.3)	$(0.7)	$0.8
Common shareholders	$(5.1)	$41.9	$68.6	$(3,000.6)

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic	$-	$0.04	$0.06	$(1.99)
Diluted	$-	$0.04	$0.06	$(1.99)

Earnings (loss) per share attributable to common shareholders
Basic	$-	$0.04	$0.06	$(2.63)
Diluted	$-	$0.04	$0.06	$(2.63)

Weighted average number of common shares outstanding (millions)
Basic	1,144.5	1,142.7	1,144.2	1,141.7
Diluted	1,144.5	1,149.4	1,152.9	1,141.7

p. 10 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited, expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Net inflow (outflow) of cash related to the following activities:

Operating:
Earnings (loss) from continuing operations	$(4.3)	$46.6	$72.8	$(2,271.8)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	233.8	184.3	645.5	622.1
Losses (gains) on sale of other assets - net	(5.5)	0.4	(6.0)	(0.2)
Impairment charges	-	-	-	2,433.1
Impairment of investments	0.6	4.2	0.6	237.3
Equity in losses (earnings) of associate and joint venture	2.3	-	4.3	3.1
Non-hedge derivative (gains) losses - net	1.1	(4.4)	4.7	(4.5)
Settlement of derivative instruments	-	-	-	0.2
Share-based compensation expense	6.0	8.1	20.2	26.2
Accretion expense	7.8	5.1	25.3	15.6
Deferred tax expense (recovery)	62.0	6.8	56.9	(178.1)
Foreign exchange (gains) losses and other	8.2	5.3	(45.0)	43.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(9.7)	(26.5)	(73.2)	(100.6)
Inventories	10.6	(76.1)	18.9	(118.8)
Accounts payable and accrued liabilities	42.6	53.2	94.9	145.8
Cash flow provided from operating activities	355.5	207.0	819.9	853.2
Income taxes paid	(51.0)	(69.3)	(141.0)	(243.8)
Net cash flow of continuing operations provided from operating activities	304.5	137.7	678.9	609.4
Net cash flow of discontinued operations used in operating activities	(1.5)	(8.6)	(5.9)	(18.3)

Investing:
Additions to property, plant and equipment	(153.5)	(300.8)	(442.4)	(931.3)
Net proceeds from (additions to) long-term investments and other assets	3.1	(37.1)	(46.1)	(80.4)
Net proceeds from the sale of property, plant and equipment	0.4	1.3	1.8	2.7
Disposals of short-term investments	-	-	-	349.8
Decrease (increase) in restricted cash	0.1	(0.4)	15.9	(1.3)
Interest received	0.8	1.9	3.3	6.1
Net cash flow of continuing operations used in investing activities	(149.1)	(335.1)	(467.5)	(654.4)
Net cash flow of discontinued operations used in investing activities	-	-	-	(14.3)
Financing:
Issuance of common shares on exercise of options	-	3.2	0.1	6.2
Proceeds from issuance of debt	132.3	-	874.5	-
Repayment of debt	(162.3)	(30.0)	(941.6)	(523.3)
Interest paid	(15.8)	(1.2)	(19.1)	(3.9)
Dividends paid to common shareholders	-	-	-	(91.3)
Settlement of derivative instruments	0.1	-	(2.0)	-
Other	(2.3)	-	(2.1)	(1.7)
Net cash flow of continuing operations used in financing activities	(48.0)	(28.0)	(90.2)	(614.0)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(8.7)	3.0	(13.9)	(9.0)
Increase (decrease) in cash and cash equivalents	97.2	(231.0)	101.4	(700.6)
Cash and cash equivalents, beginning of period	738.7	1,163.1	734.5	1,632.7
Cash and cash equivalents, end of period	$835.9	$932.1	$835.9	$932.1

p. 11 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$(4.3)	$46.9	$73.5	$(2,272.6)

Adjusting items:
Foreign exchange (gains) losses	10.6	(6.2)	20.2	15.1
Non-hedge derivatives (gains) losses - net of tax	0.8	(3.9)	4.0	(4.0)
(Gains) losses on sale of other assets - net of tax	(5.7)	0.3	(5.9)	(0.1)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	50.1	12.6	26.2	45.5
Change in deferred income taxes due to tax reforms enacted in Chile	35.8	-	35.8	-
Taxes in respect of prior years	(17.8)	0.5	(17.3)	0.7
Impairment charges - net of tax	0.6	4.2	0.6	2,561.7
	74.4	7.5	63.6	2,618.9
Adjusted net earnings from continuing operations attributable to common shareholders	$70.1	$54.4	$137.1	$346.3
Weighted average number of common shares outstanding - Basic	1,144.5	1,142.7	1,144.2	1,141.7
Adjusted net earnings from continuing operations per share	$0.06	$0.05	$0.12	$0.30

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 12 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Adjusted Operating Cash Flow
(in millions, except share and per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Net cash flow of continuing operations provided from operating activities - as reported	$304.5	$137.7	$678.9	$609.4

Adjusting items:
Working capital changes:
Accounts receivable and other assets	9.7	26.5	73.2	100.6
Inventories	(10.6)	76.1	(18.9)	118.8
Accounts payable and other liabilities, including taxes	8.4	16.1	46.1	98.0
	7.5	118.7	100.4	317.4
Adjusted operating cash flow from continuing operations	$312.0	$256.4	$779.3	$926.8
Weighted average number of common shares outstanding - Basic	1,144.5	1,142.7	1,144.2	1,141.7
Adjusted operating cash flow from continuing operations per share	$0.27	$0.22	$0.68	$0.81

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Production cost of sales - as reported	$520.1	$486.8	$1,502.0	$1,476.0
Less: portion attributable to Chirano non-controlling interest	(3.9)	(5.3)	(12.3)	(15.4)
Attributable production cost of sales	$516.2	$481.5	$1,489.7	$1,460.6

Gold equivalent ounces sold	746,425	658,055	2,084,668	2,005,793
Less: portion attributable to Chirano non-controlling interest	(7,330)	(6,951)	(20,808)	(19,936)
Attributable gold equivalent ounces sold	739,095	651,104	2,063,860	1,985,857
Consolidated production cost of sales per equivalent ounce sold	$697	$740	$720	$736
Attributable production cost of sales per equivalent ounce sold	$698	$740	$722	$736

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 13 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Production cost of sales - as reported	$520.1	$486.8	$1,502.0	$1,476.0
Less: portion attributable to Chirano non-controlling interest	(3.9)	(5.3)	(12.3)	(15.4)
Less: attributable silver revenues	(22.2)	(42.1)	(73.9)	(161.0)
Attributable production cost of sales net of silver by-product revenue	$494.0	$439.4	$1,415.8	$1,299.6

Gold ounces sold	728,449	626,625	2,026,941	1,894,004
Less: portion attributable to Chirano non-controlling interest	(7,309)	(6,936)	(20,754)	(19,877)
Attributable gold ounces sold	721,140	619,689	2,006,187	1,874,127
Attributable production cost of sales per ounce sold on a by-product basis	$685	$709	$706	$693

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 14 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
	Three months ended		Nine months ended
	September 30,		September 30,
(in millions, except ounces and costs per ounce)	2014	2013	2014	2013
Production cost of sales - as reported	$520.1	$486.8	$1,502.0	$1,476.0
Less: portion attributable to Chirano non-controlling interest(1)	(3.9)	(5.3)	(12.3)	(15.4)
Less: attributable(2) silver revenues(3)	(22.2)	(42.1)	(73.9)	(161.0)
Attributable(2) production cost of sales net of silver by-product revenue	$494.0	$439.4	$1,415.8	$1,299.6
Adjusting items on an attributable(2) basis:
General and administrative(4)	38.2	42.6	127.6	124.5
Other operating expense - sustaining(5)	5.2	7.4	20.8	18.7
Reclamation and remediation - sustaining(6)	16.3	15.2	46.6	45.1
Exploration and business development - sustaining(7)	15.7	19.1	42.6	68.3
Additions to property, plant and equipment - sustaining(8)	87.3	138.5	259.9	367.8
All-in Sustaining Cost on a by-product basis - attributable(2)	$656.7	$662.2	$1,913.3	$1,924.0
Other operating expense - non-sustaining(5)	4.6	13.8	24.8	35.6
Exploration - non-sustaining(7)	10.9	19.9	35.9	51.8
Additions to property, plant and equipment - non-sustaining(8)	36.3	130.4	119.2	487.3
All-in Cost on a by-product basis - attributable(2)	$708.5	$826.3	$2,093.2	$2,498.7
Gold ounces sold	728,449	626,625	2,026,941	1,894,004
Less: portion attributable to Chirano non-controlling interest(9)	(7,309)	(6,936)	(20,754)	(19,877)
Attributable(2) gold ounces sold	721,140	619,689	2,006,187	1,874,127
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$911	$1,069	$954	$1,027
Attributable(2) all-in cost per ounce sold on a by-product basis	$982	$1,333	$1,043	$1,333

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
	Three months ended		Nine months ended
	September 30,		September 30,
(in millions, except ounces and costs per equivalent ounce)	2014	2013	2014	2013
Production cost of sales - as reported	$520.1	$486.8	$1,502.0	$1,476.0
Less: portion attributable to Chirano non-controlling interest(1)	(3.9)	(5.3)	(12.3)	(15.4)
Attributable(2) production cost of sales	$516.2	$481.5	$1,489.7	$1,460.6
Adjusting items on an attributable(2) basis:
General and administrative(4)	38.2	42.6	127.6	124.5
Other operating expense - sustaining(5)	5.2	7.4	20.8	18.7
Reclamation and remediation - sustaining(6)	16.3	15.2	46.6	45.1
Exploration and business development - sustaining(7)	15.7	19.1	42.6	68.3
Additions to property, plant and equipment - sustaining(8)	87.3	138.5	259.9	367.8
All-in Sustaining Cost - attributable(2)	$678.9	$704.3	$1,987.2	$2,085.0
Other operating expense - non-sustaining(5)	4.6	13.8	24.8	35.6
Exploration - non-sustaining(7)	10.9	19.9	35.9	51.8
Additions to property, plant and equipment - non-sustaining(8)	36.3	130.4	119.2	487.3
All-in Cost - attributable(2)	$730.7	$868.4	$2,167.1	$2,659.7
Gold equivalent ounces sold	746,425	658,055	2,084,668	2,005,793
Less: portion attributable to Chirano non-controlling interest(9)	(7,330)	(6,951)	(20,808)	(19,936)
Attributable(2) gold equivalent ounces sold	739,095	651,104	2,063,860	1,985,857
Attributable(2) all-in sustaining cost per equivalent ounce sold	$919	$1,082	$963	$1,050
Attributable(2) all-in cost per equivalent ounce sold	$989	$1,334	$1,050	$1,339

p. 15 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2) “Attributable” includes Kinross’ share of Chirano (90%) production.
(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4) “General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating expenses related to non-sustaining activities.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations w here there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6) “Reclamation and remediation” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.
(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as w ell as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the third quarter and first nine months of 2014 relate to projects at Tasiast, Chirano and Dvoinoye.
(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold for the Chirano mine.

p. 16 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings “CEO Commentary”, “Outlook”, “Tasiast expansion project update”, “La Coipa Phase 7 update”, “Fruta del Norte sale”, “Liquidity”, and  include, without limitation, statements with respect to: our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; expected savings pursuant to our cost review and reduction initiatives including, without limitation, optimization of projects and operations, as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipate”, “estimates”, ‘‘expects’’, ‘‘explore’’, ‘‘forecasts”, “focus”, “guidance”, “initiative”, “metric”, “on track”, “on target”, “options”, “outlook”, “opportunity”, “plan”, “potential”, “priorities”, “pursue”, “seek”, or “study”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN that respects the interests of both parties, the closing of the announced transaction with Fortress Minerals Corp., continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador,  the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies, and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the impact of escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed by any government, the transition period as we reduce our level of activity in Ecuador and any potential amendments to the Brazilian Mining Code, the Mauritanian Customs Code, the Mauritanian Mining Code, the Mauritanian VAT regime and water legislation or other water use restrictions in Chile (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to the classification of such estimates as mineral reserves or mineral resources, and ore tonnage and ore grade estimates); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the permitting and development of, operations at and production from the Company’s operations and projects, including but not limited to production from Dvoinoye; permitting, development and expansion at Tasiast (including but not limited to, opportunities to enhance/optimize project economics and reduce execution risk of the potential expansion, and any resulting optimization initiatives which may, among other things,  lead to changes in processing approach and maintenance, and conversion of adjacent exploration licences to exploitation licences); and permitting and development at Cerro Casale or Lobo Marte, being consistent with Kinross’ current expectations; (12) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (13) goodwill and/or asset impairment potential including but not limited to as a result, in whole or in part, of any inability to maintain or obtain permits, any reclassification of mineral reserve or mineral resource estimates, and/or postponement or cessation of advancement of development; and (14) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing and maintaining partial project financing for Dvoinoye, Kupol and any expansion at Tasiast, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN (including, but limited to, the closing of the announced transaction with Fortress Minerals Corp.) that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class action litigation in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits at our operations and projects (including but not limited to Cerro Casale and Lobo Marte), and decisions made by controlling joint venture partners such as at Cerro Casale; diminishing quantities or grades, or reclassification, of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 17 Kinross reports 2014 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $12 impact on production cost of sales per ounce5.
A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

5 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 18 Kinross reports 2014 third-quarter results	www.kinross.com